Linktone Reports Unaudited Third Quarter 2009 Results

BEIJING, China, November 30, 2009 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Results for the Third Quarter

•	Wireless value-added services (“WVAS”) and other revenues of $13.8 million, compared with $18.3 million in the second quarter of 2009 and $16.6 million in the third quarter of 2008.

•	GAAP net income of $0.7 million, compared with net income of $0.9 million in the second quarter of 2009 and a net loss of $2.3 million in the third quarter of 2008.

•	GAAP net income from continuing operations of $0.6 million, compared with net income from continuing operations of $0.7 million in the second quarter of 2009 and net income from continuing operations of $1.5 million in the third quarter of 2008.

•	GAAP net income per fully diluted American Depositary Share (“ADS”) of $0.02, compared with net income of $0.02 for the second quarter of 2009 and a net loss of $0.06 for the third quarter of 2008.

•	Non-GAAP net income* of $0.4 million, compared with non-GAAP net income of $0.9 million in the second quarter of 2009 and a non-GAAP net loss of $1.6 million in the third quarter of 2008.

•	Non-GAAP net income per fully diluted ADS of $0.01, compared with non-GAAP net income per fully diluted ADS of $0.02 in the second quarter of 2009 and a non-GAAP net loss per fully diluted ADS of $0.04 in the third quarter of 2008.

*Non-GAAP measures exclude certain share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP Reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

Chief Executive Officer Hary Tanoesoedibjo said, “Linktone was able to continue its profitability despite lower than expected revenues due to our accomplishments in broadening our value-added services platform and maintaining stringent cost controls. During the third quarter, we recognized revenue and profit from our Indonesia VAS project, which represents the first phase of our Southeast Asia expansion strategy. In order to capitalize on extensive growth opportunities in the Southeast Asian market, we will continuously focus on building our core competitive strengths and cultivating strong partnerships in the region.”

Deputy Chief Executive Officer and Chief Financial Officer, Colin Sung, stated, “We have always been highly selective in pursuing strategic alliances and expansion opportunities. We believe that our continued focus on international expansion, enhanced content offerings and utilization of distribution channels will position us well on all fronts as we strive toward our goal of achieving sustainable profitability. Operational efficiency and prudent cost management will also continue to be at the forefront of our agenda as we proceed into 2010.”

Third Quarter Revenue Mix

Linktone’s third quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CRBT) and others (casual game and enterprise services).

Data-related services revenue was $7.8 million, representing 57% of total gross revenues, compared with $10.6 million or 58% of total gross revenues for the second quarter of 2009. The sequential decrease in Linktone’s data-related services revenue was primarily attributable to decreased SMS services revenue resulting from fewer revenue sharing projects with mobile phone manufacturers, which was due to stricter policies, and the decrease also resulted from a lower level of revenue generation from Linktone’s promotional activities conducted via media channels.

Data-related services breakdowns are as follows:

•	Short Messaging Services (“SMS”) revenue represented 54% of gross revenues, compared with 55% for the second quarter of 2009. SMS revenue was $7.4 million for the third quarter of 2009, compared with $10.1 million for the second quarter of 2009.

•	Multimedia Messaging Services (“MMS”) revenue was $0.1 million for the third quarter of 2009, representing 1% of gross revenues. This was unchanged from the second quarter of 2009.

•	Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue represented 2% of gross revenues compared with 2% for the second quarter of 2009. WAP and Java revenue was $0.3 million for the third quarter of 2009, compared with $0.4 million for the second quarter of 2009.

Audio-related services accounted for 36% of gross revenues, or $4.9 million, compared with 39%, or $7.1 million, for the second quarter of 2009. The sequential decrease was primarily due to a decrease in IVR revenue due to decreased returns from media advertising during the quarter.

Audio-related service breakdowns are as follows:

•	Interactive Voice Response Services (“IVR”) revenue decreased to 24% of gross revenues, compared with 32% for the second quarter of 2009. IVR revenue was $3.3 million for the third quarter of 2009, compared with $5.8 million for the second quarter of 2009.

•	Color Ring-Back Tones (“CRBT”) revenue increased to 12% of gross revenues, compared with 7% for the second quarter of 2009. CRBT revenue was $1.6 million for the third quarter of 2009, compared with $1.3 million for the second quarter of 2009.

Other services accounted for 7% of gross revenues, or $1.1 million, compared with 3%, or $0.6 million, for the second quarter of 2009. Other services in the third quarter of 2009 included a fee of $0.7 million for technical advisory services relating to WVAS provided by Linktone to a related party in Indonesia for the period from March to September 2009.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the third quarter of 2009 include the following:

● Gross margin increased to 39% of net revenues, or gross revenues minus business tax, compared with 34% for the second quarter of 2009. The sequential increase was primarily due to relatively higher profit margin service fees from Linktone’s Indonesia VAS project. Gross margin was 53% for the third quarter of 2008.

● Operating loss was 1% of net revenues, compared with operating profit of 1% for the second quarter of 2009 and operating profit of 8% for the third quarter of 2008. The sequential decrease was primarily attributable to decreased returns from Linktone’s spending in traditional media channels to promote its services.

● Operating expenses decreased to $5.2 million, compared with $5.7 million for the second quarter of 2009 and $7.1 million for the third quarter of 2008.

● Selling and marketing expenses were $3.1 million, compared with $2.3 million for the second quarter of 2009 and $4.0 million for the third quarter of 2008. The sequential increase was primarily due to an increase in spending in traditional media channels.

● Product development expenses were $0.9 million, compared with $1.0 million for the second quarter of 2009 and $0.9 million for the third quarter of 2008.

● Other general and administrative expenses decreased to $1.6 million, compared with $2.4 million for the second quarter of 2009 and $2.2 million for the third quarter of 2008. The sequential decrease was primarily due to higher professional fees incurred in connection with annual reporting and filing for 2008 and severance costs paid to former officers in the second quarter of 2009 and a reversal of long aging provisions for certain liabilities.

● Reversal of provision for impairment was $0.4 million in the third quarter of 2009, representing cash collected from a loan receivable against which a full provision of the total loan balance was made in 2007.

● Cash and cash equivalents, as well as short-term investments available for sale, totaled $97.2 million on September 30, 2009, compared with $99.7 million on June 30, 2009. The decrease in cash and cash equivalents was primarily due to a further loan drawdown of $0.8 million by a related party and negative operating cash flow of $1.7 million. The above-referenced loan had an outstanding principal balance of $1.9 million on September 30, 2009, which is secured and earns interest at a rate of 10% per annum. Interest is payable on the loan on a quarterly basis.

● Days Sales Outstanding for Continuing Operations (“DSO”), the average length of time required for Linktone to receive payment for services delivered, was 112 days as of September 30, 2009, compared with 83 days as of June 30, 2009.

Fourth Quarter 2009 Outlook

For the fourth quarter ending December 31, 2009, Linktone anticipates gross revenues to be in the range of $14 million to $15 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Discontinued Operations

As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its third quarter 2009 financial results at 8:00 p.m. Eastern Time on November 30, 2009 (5:00 p.m. Pacific Time on November 30, 2009 and 9:00 a.m. Beijing/Hong Kong Time on December 1, 2009). The dial-in number for the call is 877-941-2068 for U.S. callers and 480-629-9712 for international callers. The management team will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through December 14, 2009. To access the replay, U.S. callers should dial 800-406-7325 and enter passcode 4185223; international callers should dial 303-590-3030 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/webcasts.jsp. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China, including the Indonesian market, and create synergies with MNC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers and current and future restrictions on the ability of Linktone to enter into profit sharing arrangements with mobile phone manufacturers to embed its services; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters, for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; uncertainty as to the popularity of the Major League Baseball (“MLB”) content being licensed by MLB Advanced Media, L.P. (“MLBAM”) or the profitability of the license and partnership arrangements between Linktone and MLBAM or the partnership arrangements with China National Radio Mobile Media (Beijing) Co. Ltd.; the ability of Linktone to successfully launch and maintain the licensed MLB web sites and other services such as mobile video content in a cost-effective manner or at all; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

Serena Shi
Linktone Ltd.
Tel: 86-10-6539-6802
Email: Serena.shi@linktone.com

The Piacente Group, Inc.
Brandi Piacente, brandi@thepiacentegroup.com
Kristen McNally, kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	September 30,
	2008	2009
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	81,593,823	78,860,555

Short-term investments	14,372,646	18,293,981

Accounts receivable, net	15,245,030	12,726,294

Tax refund receivable	1,240,718	1,419,078

Loans receivable from related parties	7,984,450	10,067,850

Deposits and other current assets	5,106,901	2,750,547

Deferred tax assets	1,479,554	1,444,063

Total current assets	127,023,122	125,562,368

¡¡	¡¡	¡¡

Property and equipment, net	1,031,543	639,420

Intangible assets, net	171,238	122,346

Goodwill	14,584,212	14,584,212

Deferred tax assets	116,235	215,579

Other long-term assets	476,368	392,303

¡¡	¡¡	¡¡

Total assets	143,402,718	141,516,228

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Taxes payable	4,097,447	3,374,592

Accounts payable, accrued liabilities and other payables	10,796,440	7,390,482

Deferred revenue	210,833	307,291

Deferred tax liabilities	87,947	179,317

Total current liabilities	15,192,667	11,251,682

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Total liabilities	15,192,667	11,251,682

¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,636,230 shares and 420,756,430 issued and outstanding as of December 31,2008 and September 30,2009)	42,063	42,075

Additional paid-in capital	137,560,175	137,776,590

Statutory reserves	2,466,165	2,466,165

Accumulated other comprehensive income:	¡¡	¡¡

Cumulative translation adjustments	7,363,186	7,212,587

Accumulated losses	(19,221,538)	(17,232,871)

Total shareholders’ equity	128,210,051	130,264,546

¡¡	¡¡	¡¡

Total liabilities and shareholders’ equity	143,402,718	141,516,228

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Nine months ended
¡¡	September 30,	June 30,	September 30,	September 30,	September 30,
	2008	2009	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	16,586,641	18,254,195	13,828,853	47,624,083	46,858,738

Sales tax	(632,288)	(688,923)	(492,831)	(1,751,145)	(1,681,035)

Net revenues	15,954,353	17,565,272	13,336,022	45,872,938	45,177,703

Cost of services	(7,481,147)	(11,613,627)	(8,185,538)	(23,910,814)	(29,451,273)

Gross profit	8,473,206	5,951,645	5,150,484	21,962,124	15,726,430

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(917,231)	(989,118)	(931,718)	(2,389,121)	(2,530,779)

Selling and marketing	(4,029,935)	(2,286,112)	(3,150,756)	(9,132,388)	(7,370,970)

Other general and administrative	(2,202,707)	(2,440,520)	(1,553,203)	(7,327,540)	(6,016,645)

Reversal of provision for impairment	—	—	395,257	—	—

Total operating expenses	(7,149,873)	(5,715,750)	(5,240,420)	(18,849,049)	(15,918,394)

Income/(Loss) from operations	1,323,333	235,895	(89,936)	3,113,075	(191,964)

Interest income (including interest income of $79,775 and $132,687 from related party loans for the three months ended June 30, 2009 and September 30, 2009 respectively)	520,920	645,635	691,334	1,095,556	1,168,458

Other income	84,570	156,104	19,253	319,371	352,938

Income before tax	1,928,823	1,037,634	620,651	4,528,002	1,329,432

Income tax expense	(472,439)	(315,319)	(26,797)	(1,296,224)	(329,014)

Net income from continuing operations	1,456,384	722,315	593,854	3,231,778	1,000,418

Net income/ (loss) from discontinued operations	(3,779,477)	186,412	140,467	(20,345,470)	988,249

Net income/(loss)	(2,323,093)	908,727	734,321	(17,113,692)	1,988,667

Other comprehensive income/(loss):	39,112	20,926	(79,248)	2,483,761	(150,599)

Comprehensive income/(loss)	(2,283,981)	929,653	655,073	(14,629,931)	1,838,068

¡¡

Basic income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.00	0.00	0.00	0.01	0.01

Discontinued operations	(0.01)	0.00	0.00	(0.06)	0.00

Total net income/(loss)	(0.01)	0.00	0.00	(0.05)	0.01

Diluted income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.00	0.00	0.00	0.01	0.01

Discontinued operations	(0.01)	0.00	0.00	(0.06)	0.00

Total net income/(loss)	(0.01)	0.00	0.00	(0.05)	0.01

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Basic income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.03	0.02	0.02	0.09	0.03

Discontinued operations	(0.09)	0.00	0.00	(0.57)	0.02

Total net income/(loss)	(0.06)	0.02	0.02	(0.48)	0.05

Diluted income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.03	0.02	0.02	0.09	0.03

Discontinued operations	(0.09)	0.00	0.00	(0.57)	0.02

Total net income/(loss)	(0.06)	0.02	0.02	(0.48)	0.05

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	420,636,230	420,636,230	420,756,430	358,722,891	420,651,200

Diluted	420,636,230	421,179,097	421,619,227	358,722,891	421,221,535

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	42,063,623	42,063,623	42,075,643	35,872,289	42,065,120

Diluted	42,063,623	42,117,910	42,161,923	35,872,289	42,122,154

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended			Nine months ended
—
¡¡	September 30,	June 30,	September 30,	September 30,	September 30,

	2008	2009	2009	2008	2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Net income/(loss)	(2,323,093)	908,727	734,321	(17,113,692)	1,988,667

Stock based compensation expense	161,941	(18,657)	51,673	552,635	223,244

Provision /(Reversal of provision) for impairment	602,512	—	(395,257)	6,617,458	(395,257)

Non-GAAP net income/(loss)	(1,558,640)	890,070	390,737	(9,943,599)	1,816,654

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Non-GAAP diluted income/(loss) per share	(0.00)	0.00	0.00	(0.03)	0.00

Non-GAAP diluted income/(loss) per ADS	(0.04)	0.02	0.01	(0.28)	0.04

Number of shares used in diluted per-share calculation	420,636,230	421,179,097	421,619,227	358,722,891	421,221,535

Number of ADSs used in diluted per-share calculation	42,063,623	42,117,910	42,161,923	35,872,289	42,122,154